Mail Stop 3561

June 3, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Yan K. Skwara
Chief Executive Officer and Principal Financial Officer
1635 Rosecrans Street, Suite C
San Diego, California 92106

> **Re: US Farms, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-27487**

Dear Mr. Skwara:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-KSB for the year ended December 31, 2007</u>

<u>Cover</u>

1. The file number on the cover of your Form 10-KSB does not correspond with the file number that is appearing on Edgar for your Form 10-KSB submission. In future filings, please revise to include the correct Commission file number on the cover to the Form 10-KSB or advise.

Forward-Looking Statements, page 4

2. We note your reference to the Private Securities Litigation Reform Act of 1995. In future filings, if you continue to be a penny stock issuer, please do not include references to the Act because it does not appear to apply to you or advise us why you think it does. In the alternative, revise to state that the safe-harbor provisions do not apply to you. Refer to Exchange Act Section 21E(b)(1)(C).

Management's Discussion & Analysis

– Results of Operations for the years ended December 31, 2007 and 2006, page 15

3. We note your disclosure that during 2007, you expanded operations through the acquisition of a nursery which was the foundation of the ANE business segment. Please tell us whether you accounted for this acquisition as the acquisition of assets, of a business, or otherwise. If you accounted for the acquisition as an acquisition of assets, please explain to us why you do not believe it meets the definition of a business as used in paragraph 9 of SFAS No. 141 and EITF 98-3. As part of your response include the nature of any employees, processes or customer relationships acquired. If you did consider this transaction an acquisition of a business, please revise to include the disclosures required by paragraphs 51-57 of SFAS No. 141.

4. We note that your results of operations section discusses revenue and gross profit by operating segment. In future filings, please revise your discussion to discuss and analyze net sales and cost of sales (rather than margins) separately for each segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate, although you should continue to quantify margins to the extent you believe they are useful to investors.

– Liquidity and Capital Resources, page 18

5. Please revise future filings to disclose your expected capital expenditures amount for the subsequent fiscal year.

– Critical Accounting Estimates, page 19

6. Please consider revising future filings to include the determination of stock compensation expense as a critical accounting estimate. Your discussion should address the following areas:
    - Types of assumptions underlying the most significant and subjective estimates;
    - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
    - Circumstances that have resulted in revised assumptions in the past.
    Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Item 8A(T). Management's Report on Internal Control Over Financial Reporting, page 25

7. We note your disclosure that you have identified certain material weaknesses in your internal control over financial reporting. Please revise your MD&A section in future filings to include a detailed discussion of any material weakness, and quantification and analysis of associated uncertainties & trends related to a material weakness, as well as steps or procedures taken to remediate the weakness. See SEC Staff Speech by Dorsey and Hunsaker at the 2004 32nd Annual AICPA Conference.

Report of Independent Registered Public Accounting Firm, page F-2

8. We note that the date of the independent auditors' report is April 2, 2007. In light of the fact that the audit report indicates that it covers the year ended December 31, 2007, please revise to include an appropriately dated independent auditor's report.

Statement of Operations, page F-4

9. We note that in 2006 you recorded a $98,256 gain on extinguishment of debt. Please tell us the nature and terms of the debt extinguished and explain how you determined or calculated the amount of the gain recognized. Also, please tell us if the debt that was extinguished was held with a related party.

Note 3. Summary of Significant Accounting Policies

– Basic and Diluted Net Income Per Share, page F-9

10. We note your disclosure of the amount of share equivalents included in diluted earnings per share. Please revise your disclosure in future filings to include securities that could potentially dilute EPS in the future, but which were not

included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128.

Note 5. Property and Equipment, page F-13

11. We note your disclosure that you capitalize crop costs incurred prior to the aloe crop being productive, which consists of expenditures related to the acquisition of pups and the labor and material to prepare the land. Please explain to us the nature of the acquisition of pups and why you believe the amount is appropriately capitalized. Also, please tell us how you determined that the appropriate useful life of these capitalized crop costs is five years.

Note 7. Convertible Debentures and Promissory Notes, page F-13

12. We note that you have issued several convertible debentures. For each convertible debenture, please tell us, and disclose in the notes to financial statements in future filings, the nature and terms of the conversion features on each of these debentures. Also, tell us how you analyzed each issuance of convertible debentures for the existence of a beneficial conversion feature at the time of issuance. See EITF 98-5 and 00-27.

Note 8. Derivative Liability (Warrants), page F-14

13. We note that during 2007 you entered into a private placement in which shares of stock and warrants were issued for cash. We also note that you have recorded a derivative liability for the fair value of the warrant. Please explain to us why you believe it is appropriate to record a derivative liability for the fair value of these warrants. If the warrants are considered liabilities under SFAS No. 150, please explain to us, and disclose in future filings, the terms of the warrants that cause it to be classified as a liability. Also, please tell us if the $662,088 fair value of the warrants was the fair value at the time of issuance or as of December 31, 2007.

Note 9. Stockholders' Deficit, page F-14

14. We note your disclosure that you have created and authorized the issuance of up to 1,000,000 shares of Series B preferred stock, at $.001 par value, and as of December 31, 2007 there are 88,500 shares issued and outstanding. Please revise future filings to disclose the rights and privileges of the Series B preferred stock. See paragraph 4 of SFAS No. 129.

15. We note from the statements of stockholders' equity (deficit) that during 2006 and 2007 you issued shares for the conversion of promissory notes and associated interest. For each of these transactions, please tell us the nature and amount of the original conversion terms of the debt, if any, and tell us whether the original

conversion terms were the terms used in this conversion to common stock. If the original conversion terms of the debt were not used, please explain to us why not and tell us how you determined the conversion amount. Also, please ensure your response addresses your consideration of APB 26 and FTB 80-1, as applicable.

16. We note from the Company's consolidated statements of stockholders' equity (deficit) that the Company has been involved in numerous non-cash transactions during the past two years in which shares of the Company's common stock have been issued to employees and non-employees in exchange for services rendered. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

Note 11. Segment Information, page F-15

17. We note your disclosure of segment financial information for each segment and in total. In future filings, please disclose the amount of assets by segment, and the reconciliation to the consolidated amount. See paragraph 27 and 32 of SFAS No. 131.

18. We note from your disclosure on page 9 that your top 10 customers accounted for 49% of your total revenue in 2007. To the extent that revenues from transactions with a single external customer amount to 10 percent or more of your revenues, for any period in which a statement of operations is presented, please disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues.

Note 12. Commitments and Contingencies
– Legal Proceedings, page F-16

19. We note that as of December 31, 2007 the company has several judgments against it. Please tell us, and disclose in future filings, whether these judgments have been accrued for in the balance sheet as of December 31, 2007.

20. We note that you have been in default on your $500,000 convertible debenture since September 2006. Based on Note 6, accrued interest and penalties remained unchanged at $158,199 from December 31, 2006 to December 31, 2007. Please tell us whether you have continued to accrue interest on this debt from the time of default and, if so, where such amounts are reflected in your financial statements.

– Leases, page F-16

21. We note from your disclosures on page 10 that one or more of your operating leases may have escalation provisions. Please tell us, and disclose in future filings, whether you account for lease expense on a straight-line basis in accordance with paragraph 15 of SFAS 13. If not, please explain to us why not.

22. Please revise to disclose rent expense for each period for which an income statement is presented. Refer to paragraph 16c of SFAS 13.

Note 14. Subsequent Events, page F-17

23. We note that subsequent to December 31, 2007 you issued shares of common stock in exchange for services and for debt reduction. Please tell us and explain in the notes to your financial statements in future filings, how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

Exhibits

24. In future filings, please file the exhibits as separate documents within the Form 10-K submission. Refer to the EDGAR Filer Manual, available on our website at www.sec.gov.

Exhibit 31

25. Please revise paragraph 2 so that it reads exactly as required in Item 601(b)(31) of Regulation S-B.

26. Please amend the certification to include paragraph 4(b) of the required certification or advise. If the amendment is solely to file the corrected certification, it may be done by filing an amendment to the filing that contains a cover page, an explanatory note, signature pages, and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Release No. 33- 8238, available at www.sec.gov/rules/final/33-8238.htm.

Signatures

27. Please include the signatures of the principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the

board of directors, all in their individual capacities. If a person acts in more than one capacity, please list each capacity in which that person acts. Refer to General Instructions C.2. to Form 10-KSB and Signatures, to Form 10-KSB.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 with any other questions. If you need further assistance, please contact me at (202) 551-3813.

Sincerely,

Linda Cvrkel
Branch Chief